Filed By: Muncy Bank Financial, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Muncy Bank Financial, Inc.

Commission File No: 033-24618

Contact: CCFNB Bancorp, Inc. Lance O. Diehl 570-387-3464 ldiehl@firstcolumbiabank.com	Contact: Muncy Bank Financial, Inc. Robert J. Glunk 570-940-1908 robert.glunk@muncybank.com

CCFNB BANCORP, INC. AND MUNCY BANK FINANCIAL, INC., ANNOUNCE
RECEIPT OF SHAREHOLDER APPROVALS FOR MERGER OF EQUALS

Bloomsburg, PA and Muncy, PA. October 3, 2023 – CCFNB Bancorp, Inc. (OTCPK: CCFN) (“CCFNB”), the bank holding company for First Columbia Bank & Trust Co., and Muncy Bank Financial, Inc. (OTCQB: MYBF) (“MBF”), the bank holding company for The Muncy Bank and Trust Company, jointly announced today that at special meetings of their respective shareholders held on October 3, 2023, CCFNB and MBF shareholders approved the merger of MBF with and into CCFNB, with CCFNB as the surviving corporation, pursuant to the Agreement and Plan of Merger dated as of April 17, 2023, as amended June 21, 2023, by and between CCFNB and MBF. The closing of the proposed merger remains subject to certain customary closing conditions.

Lance O. Diehl, President and CEO of CCFNB, said "We are grateful for the strong support of our shareholders in approving this strategic partnership between CCFNB and MBF, that will create a leading community banking franchise in central Pennsylvania. Together we will build on our shared community banking traditions, providing greater strength, size and stability to serve our communities and generating greater profitability and returns for our shareholders."

Robert J. Glunk, Chairman, President and CEO of MBF said "We are excited for what the future holds for our combined company. We are one step closer to creating a partnership that will benefit all of our stakeholders and the communities we serve."

About CCFNB Bancorp, Inc.

CCFNB Bancorp, Inc. is a registered financial holding company, headquartered in Bloomsburg, Pennsylvania. CCFNB Bancorp, Inc. has one subsidiary bank, First Columbia Bank & Trust Co. First Columbia Bank & Trust Co. is a full-service community bank, serving a market area in Columbia, Montour, Luzerne, Lycoming, and Northumberland counties. The Bank engages in a full line of personal, business and municipal financial services and alternative investment products, including corporate and personal fiduciary services. The Bank has 12 offices located throughout the communities of Bloomsburg, Berwick, Danville, Benton, Millville, Elysburg and Catawissa. The Bank has 177 employees. As of June 30, 2023, CCFNB Bancorp, Inc. had $960 million in total assets.

About Muncy Bank Financial, Inc.

Muncy Bank Financial, Inc. is the bank holding company for The Muncy Bank and Trust Company. The Muncy Bank and Trust Company serves customers through their retail banking, commercial banking, and financial services divisions. Muncy Bank's ten offices are located in the communities of Muncy, Clarkstown, Hughesville, Montoursville, Dewart, Avis, Linden, Montgomery and South Williamsport. The Muncy Bank and Trust Company has 122 employees. As of June 30, 2023, Muncy Bank Financial, Inc. had approximately $663 million in total assets.

Cautionary Note Regarding Forward-Looking Statements

This release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to CCFNB and MBF. These forward-looking statements may include beliefs, goals, intentions, and expectations regarding the proposed transaction between MBF and CCFNB, revenues, earnings, loan production, asset quality, and capital levels, among other matters; estimates of future costs and benefits of the actions that may be taken; assessments of probable losses on loans; assessments of interest rate and other market risks; ability to achieve financial and other strategic goals; the expected timing of completion of the proposed transaction; the expected cost savings, synergies and other anticipated benefits from the proposed transaction; and other statements that are not historical facts.

Forward-looking statements are typically identified by such words as “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “should,” “will” and other similar words and expressions, and are subject to numerous assumptions, risks, and uncertainties, which change over time. These forward-looking statements include, without limitation, those relating to the terms, timing and closing of the proposed transaction.

Additionally, forward-looking statements speak only as of the date they are made; CCFNB and MBF do not assume any duty, and do not undertake, to update such forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise. Furthermore, because forward-looking statements are subject to assumptions and uncertainties, actual results or future events could differ, possibly materially, from those indicated in such forward-looking statements as a result of a variety of factors, many of which are beyond the control of CCFNB and MBF. Such statements are based upon the current beliefs and expectations of the managements of CCFNB and MBF and are subject to significant risks and uncertainties outside of the control of the parties. Caution should be exercised against placing undue reliance on forward-looking statements. The factors that could cause actual results to differ materially include the following: the occurrence of any event, change or other circumstance that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between CCFNB and MBF; the outcome of any legal proceedings that may be instituted against CCFNB or MBF; the possibility that the proposed transaction will not close when expected or at all because conditions to the closing are not satisfied on a timely basis or at all, or are obtained subject to conditions that are not anticipated; the ability of CCFNB and MBF to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of the common stock of either or both parties to the proposed transaction; the possibility that the anticipated benefits of the proposed transaction will not be realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where CCFNB and MBF do business; certain restrictions during the pendency of the proposed transaction that may impact the parties’ ability to pursue certain business opportunities or strategic transactions; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; the possibility that the parties may be unable to achieve expected synergies and operating efficiencies in the merger within the expected timeframes or at all and to successfully integrate MBF’s operations and those of CCFNB; such integration may be more difficult, time consuming or costly than expected; revenues following the proposed transaction may be lower than expected; CCFNB’s and MBF’s success in executing their respective business plans and strategies and managing the risks involved in the foregoing; the dilution caused by CCFNB’s issuance of additional shares of its capital stock in connection with the proposed transaction; effects of the announcement, pendency or completion of the proposed transaction on the ability of CCFNB and MBF to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally; and risks related to the potential impact of general economic, political and market factors on the companies or the proposed transaction and other factors that may affect future results of CCFNB and MBF; uncertainty as to the extent of the duration, scope, and impacts of the COVID-19 pandemic on CCFNB, MBF and the proposed transaction; and the other factors discussed in CCFNB's Quarterly Report on Form 10-Q for the quarter ended June 30, 2023, and in other documents CCFNB and MBF may file with the U.S. Securities and Exchange Commission (the “SEC”).

Additional Information About the Proposed Merger and Where to Find It

Additional information about the proposed merger is available in the registration statement on form S-4 filed by CCFNB with the SEC and other documents filed by CCFNB and MBF with the SEC. The registration statement includes a joint proxy statement of CCFNB and MBF, which also constitutes a prospectus of CCFNB, that has been sent to CCFNB's and MBF's shareholders. Copies of the documents CCFNB and MBF have filed or will file with the SEC are accessible on the SEC website at www.sec.gov. Copies of the documents CCFNB has filed or will file with the SEC also may be obtained free of charge in the "Investor Relations" section of CCFNB's website, https://www.firstcolumbiabank.com. Copies of the documents MBF has filed or will file with the SEC also may be obtained free of charge on the "Investor Relations" section of MBF's website, https://ir.muncybank.com.

No Offer

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.